FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of  DryShips, Inc. dated  October 24, 2006.

DRYSHIPS MANAGEMENT AND MAJOR SHAREHOLDERS TO INCREASE SHAREHOLDING IN DRYSHIPS

ATHENS, GREECE – October 24, 2006 – DryShips Inc. (NASDAQ:DRYS) announced that the Company’s Board of Directors today agreed to the request of the Company’s major shareholders to reinvest the dividend payment that they are scheduled to receive on Tuesday, October 31, 2006, in DryShips shares.  In addition, the Board of Directors also agreed to the request of a company related to the Company’s Chairman and Chief Executive Officer, George Economou, to accept repayment of an outstanding loan together with interest, in DryShips shares.

The three major shareholders who will reinvest their dividends in DryShips shares are companies related to Mr. Economou and members of his family or to his former wives and they currently own an aggregate of approximately 15.4 million shares. The dividend, in the amount of $0.20 per share, was declared on September 22, 2006, and is payable on Tuesday, October 31, 2006, to shareholders of record as of September 29, 2006.

As a result of the agreement, an aggregate of $3,080,080 in dividends is expected to be reinvested in DryShips shares by these three shareholders.

The loan from the company related to Mr. Economou represents a seller’s credit related to the Company’s purchase of the MV Hille Oldendorf as announced on March 28, 2006, and together with interest amounts to $3,327,435.

The price to be paid as consideration for issuance of new DryShips shares will equal the average closing price of DryShips common stock on the Nasdaq Global Market over the 8 trading days ending October 24, 2006.

Mr. George Economou, Chairman and Chief Executive Officer of DryShips, commented:

“These agreements approved by the Board of Directors, enabling management to increase its shareholding in DryShips, are a clear indication of our confidence in the Company’s prospects and growth potential. Management has the largest stake in DryShips and has not sold any of its shares since the IPO. We believe that our company is strategically positioned to take advantage of the strong drybulk market and to continue driving industry consolidation should accretive opportunities arise.”

The shares to be issued in connection with the agreements discussed in this release have not been registered with the Securities and Exchange Commission for resale and are “restricted securities” as that term is defined in SEC rules.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 34 drybulk carriers consisting of 4 Capesize, 27 Panamax and 3 Handymax vessels, with a combined deadweight tonnage of approximately 2.7 million.  DryShips maintains its executive offices in Greece. The company has also two Panamax new buildings on order with deliveries scheduled for the end of 2009 and beginning of 2010.

DryShips Inc.’s common stock is listed on NASDAQ Global Market where it trades under the symbol “DRYS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated:  October 24, 2006

By: /s/ George Economou

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George Economou

Chief Executive Officer

Endnotes